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                               April 18, 2023

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Acquisition I Corp.
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Acquisition I Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 14,
2023
                                                            File No. 001-41394

       Dear Dongfeng Wang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 14, 2023

       General

   1. With a view toward disclosure, please tell us whether either of your sponsors is, is controlled by, or has
substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
addresses how this fact could impact your ability to complete your initial business combination.
For instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 Dongfeng Wang
Prime Number Acquisition I Corp.
April 18, 2023
Page 2
      in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                          Sincerely,
FirstName LastNameDongfeng Wang
                                                          Division of
Corporation Finance
Comapany NamePrime Number Acquisition I Corp.
                                                          Office of Real Estate
& Construction
April 18, 2023 Page 2
cc:       Arila E. Zhou, Esq.
FirstName LastName